UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedule as of December 31, 2007, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO THE FINANCIAL STATEMENTS OF THE PLAN YEARS ENDED DECEMBER 31, 2007 AND 2006	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	10

SIGNATURE	11

EXHIBIT:

Consent of Ary Roepcke Mulchaey, P.C.

*  All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 27, 2008

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Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets
Investments:
Big Lots, Inc. common shares, at fair value	$27,015,409	$50,748,845
Common/Collective trusts, at fair value	37,881,409	34,566,795
Mutual funds, at fair value	68,944,427	57,040,964
Participant loans, at contract value	8,602,100	7,174,587
Total investments	142,443,345	149,531,191

Receivables for contributions:
Company contribution	5,099,618	5,116,352
Participant contributions	-	109,476
Total contribution receivable	5,099,618	5,225,828

Other assets:
Cash	13,354	142
Fee income receivable	67,098	-
Due from brokers	47,253	-
Accrued Income	1,802	1,915
Total other assets	129,507	2,057
Total assets	147,672,470	154,759,076

Liabilities
Administrative expenses payable	55,008	53,566
Due to brokers	60,608	-
Fee income payable	67,098	-
Total liabilities	182,714	53,566

Net assets available for benefits	$147,489,756	$154,705,510

The accompanying notes are an integral part of these financial statements.

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Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Net (depreciation) / appreciation	$(5,926,307)	$32,619,294
Dividends	4,372,380	2,194,466
Interest	610,213	443,192
Fee income	271,169	-
Total investment (loss) / income	(672,545)	35,256,952

Contributions:
Company	5,099,618	5,116,267
Participant	9,306,780	8,948,930
Rollover	374,557	159,961
Total contributions	14,780,955	14,225,158
Total additions	14,108,410	49,482,110

Deductions from net assets attributed to:

Benefits paid to participants	20,834,786	16,284,325
Administrative expenses	218,209	222,049
Fee expense	271,169	-
Total deductions	21,324,164	16,506,374
Net (decrease)/increase prior to transfer	(7,215,754)	32,975,736
Transfers out	-	(2,910)
Net (decrease) / increase	(7,215,754)	32,972,826

Net assets available for benefits:
Beginning of year	154,705,510	121,732,684
End of year	$147,489,756	$154,705,510

The accompanying notes are an integral part of these financial statements.

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (”ERISA”).

Amendments — During 2007, the Plan was restated and amended to, among other things, permit participants to make Roth contributions to the Plan as noted under “Contributions” and change the Plan’s definition of compensation to include overtime. Roth contributions are after-tax contributions.

Trustee — Wachovia Bank, N.A. (the “Trustee”) serves as the trustee of the Plan (see Note I).

Administration — The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan.  Prior to 2007, the Plan did not allow for after tax contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by the Internal Revenue Service (“IRS”) to an annual maximum of $15,500 in 2007. Additional contributions of up to $5,000 in 2007 are allowed by the IRS for all eligible participants at least age 50 by the end of 2007. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2007 or 2006.

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses — The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan. The investment funds pay certain fees to the Plan’s trustee.  During 2007, $271,169 of such fees were paid by the investment funds to the Plan, and were reported in the financial statements as fee income. The Plan then paid the $271,169 of fees to the Trustee and, as a result, the Plan recognized this amount as fee expense.  Prior to 2007, such fees were paid by the investment funds directly to the Plan’s trustee.

Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.  Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option.  Participants were not required to sell existing shares, however, they can no longer purchase additional shares of the Company’s common stock within the Plan.

Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage

Less than 2	–
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest and applicable loan fees, are typically through regular payroll deductions. The loan balance may be paid off at any time without penalty.

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $122,000 and $81,252 in 2007 and 2006, respectively, from forfeited nonvested accounts.  There were no unused forfeitures at December 31, 2007 and 2006.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments — Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the respective quoted market prices in an active market for common shares and mutual funds. Investments in common/collective trusts are valued at fair value as estimated by the Trustee. Participant loans are valued at contract value plus accrued interest, which approximates fair value. The Plan holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits — Benefit payments are recorded when paid.

Recent Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Standards No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 provides a single definition of fair value that is to be applied consistently for most accounting applications and also generally describes and prioritizes, according to reliability, the methods and inputs used in valuations. SFAS No. 157 is effective for the Plan beginning January 1, 2008. The Plan believes that the adoption of SFAS No. 157 will not have a material impact on the Plan’s financial statements.

C.	TAX STATUS

The Plan obtained its latest determination letter on August 4, 2003, in which the IRS stated that the Plan was designed in accordance with the applicable requirements of the Code. Subsequent to this determination letter by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

D.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Big Lots, Inc. common shares: 1,689,519 and 2,214,173 shares, respectively	$27,015,409	$50,748,845

Riversource Income Fund II: 1,356,735 and 1,297,209 shares, respectively	37,881,409	34,568,034

Davis New York Venture Fund: 408,707 and 409,160 shares, respectively	16,352,369	15,760,850

The Growth Fund of America: 342,255 and 306,160 shares, respectively	11,472,388	9,934,919

Artisan International Fund: 431,053 and 342,098 shares, respectively	12,879,864	9,917,429

Riversource S & P 500 Index Fund: 1,478,972 and 1,011,824 shares, respectively	7,749,818	5,544,799

Participant loans, at contract value	8,602,100	7,174,587

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2007	2006
Common/Collective trusts	$1,711,460	$1,462,417
Mutual funds	1,192,285	4,930,529
Big Lots, Inc. common shares	(8,830,052)	26,226,348
Net (depreciation) / appreciation	$(5,926,307)	$32,619,294

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

F.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries and affiliates for which the Plan is charged. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2007 and 2006, to Form 5500:

	2007	2006

Participant loans, at contract value per the financial statements	$8,602,100	$7,174,587
Less: Certain deemed distributions of participant loans	(150,580)	(170,306)
Participant loans per Form 5500	$8,451,520	$7,004,281

	2007	2006

Net assets available for benefits per the financial statements	$147,489,756	$154,705,510
Less: Certain deemed distributions of participant loans	(150,580)	(170,306)
Net assets available for benefits per Form 5500	$147,339,176	$154,535,204

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2007, to Form 5500 net income:

Net decrease in assets per the financial statements	$(7,215,754)
Add: Certain deemed distributions of participant loans at December 31, 2006	170,306
Less: Certain deemed distributions of participant loans at December 31, 2007	(150,580)
Net loss per Form 5500	$(7,196,028)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to Form 5500:

Benefits paid to participants per the financial statements	$20,834,786
Less: Previously deemed loans offset by total distributions	(16,069)
Benefits paid to participants per Form 5500	$20,818,717

The following is a reconciliation of interest income on participant loans per the financial statements for the year ended December 31, 2007, to Form 5500:

Interest Income on Participant Loans per the financial statements	$610,213
Add: Interest Income on deemed distributed loans	164
Interest Income on Participant Loans per Form 5500	$610,377

H.	RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

I.	CHANGE IN PLAN TRUSTEES

As a result of its 2007 purchase of the Ameriprise Trust Company, effective April 2, 2007, Wachovia Bank, N.A. became the Trustee and Plan Administrator of the Plan. During 2006 and until April 2, 2007, Ameriprise Trust Company was the Plan Trustee.

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Big Lots Savings Plan
EIN #06-1119097   PLAN #002
FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 1,689,519 shares		$ 27,015,409

	Common/Collective trusts:
*	Riversource	Income Fund II: 1,356,735 shares		37,881,409

	Mutual funds:
*	Evergreen	Evergreen MMF: 388,918 shares		388,918
	Harbor	Bond Fund: 335,563 shares		3,993,202
	American	Balanced Fund: 332,137 shares		6,390,323
	American Century Equity Inc	ADV Fund: 136,730 shares		1,066,496
	Baron	Asset Fund: 55,936 shares		3,567,097
	Baron	Growth Fund: 56,346 shares		2,855,084
	Davis New York	Venture Fund: 408,707 shares		16,352,369
	The Growth Fund of America	Growth Fund: 342,255 shares		11,472,388
*	Riversource	S&P Index Fund: 1,478,972 shares		7,749,818
	Royce	Total Return Fund: 103,488 shares		1,338,101
	Washington Mutual	Investors Fund: 26,613 shares		890,767
	Artisan	International Fund: 431,053 shares		12,879,864
	Total mutual funds			68,944,427

*	Participant loans	5.0% - 10.5%		8,602,100

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$ 142,443,345

	* Party-in-interest
	** Cost is not applicable for participant directed investments

The notes to the financial statements are an integral part of this schedule.

Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 27, 2008	By:	/s/ Brad A. Waite
Brad A. Waite
Executive Vice President, Human Resources, Loss Prevention, and Risk Management